
02033635
PE
5-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K


MAY 13 2002

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May , 2002

MAGNA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario L4G 7K1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)

By: ______________________
J. Brian Colburn
Executive Vice-President, Special Projects and Secretary

Date: May 9, 2002

EXHIBITS

Exhibit 1	Press release issued May 9, 2002 in which the Registrant announced its financial results for the first quarter and three month period ending March 31, 2002 and declared its quarterly dividend in the amount of U.S. $0.34 per Class A Subordinate Voting Share and Class B Share.



Magna International Inc.

337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

MAGNA ANNOUNCES STRONG FIRST QUARTER RESULTS

May 9, 2002, Aurora, Ontario, Canada......Magna International Inc. (TSE: MG.A, MG.B; NYSE: MGA) today reported sales, profits and earnings per share for the first quarter ended March 31, 2002.

	THREE MONTHS ENDED	
	March 31, 2002	**March 31, 2001**
Sales	$ 3,121	$ 2,863
Net income	$ 153	$ 144 [1]
Adjusted net income		$ 148 [1,2]
Diluted earnings per share	$ 1.65	$ 1.54 [1]
Adjusted diluted earnings per share		$ 1.58 [1,2]

(1) Net income and diluted earnings per share have been restated due to an accounting policy change related to foreign currency translation, as required by the new recommendations of The Canadian Institute of Chartered Accountants ["CICA"]. The impact of the new recommendations on the Company's consolidated statement of income for the three month period ended March 31, 2001 was to reduce net income and diluted earnings per share by $3 million and $0.03, respectively.

(2) In accordance with new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. For comparative purposes, adjusted net income and adjusted diluted earnings per share have been presented excluding the amortization of goodwill and indefinite life intangible assets. If goodwill and indefinite life intangible assets had not been amortized during the first quarter of 2001, net income and diluted earnings per share would have increased by $4 million and $0.04, respectively.

All results are reported in millions of U.S. dollars, except per share figures.

The Company posted record sales of $3.1 billion for the first quarter ended March 31, 2002, an increase of 9% over the first quarter of 2001. During the quarter, European light vehicle production decreased approximately 5% and North American light vehicle production increased approximately 4%. Automotive sales for the first quarter increased 10% from the first quarter of 2001. The higher sales reflect a 25% increase in European content per vehicle and a 4% increase in North American content per vehicle, partially offset by a 7% decrease in tooling and other sales. Sales at MEC for the first quarter of 2002 were $249 million, an increase of 2% over the first quarter of 2001.

Net income for the first quarter of 2002 was $153 million, representing a 3% increase over adjusted net income of $148 million for the first quarter of 2001.

Diluted earnings per share increased by 4% to $1.65 for the first quarter of 2002, compared to adjusted diluted earnings per share of $1.58 for the first quarter of 2001.

During the first quarter of 2002 cash generated from operations before changes in non-cash working capital was $290 million. Total investment activities during the quarter were $136 million, including $123 million in fixed assets additions, $1 million to purchase a subsidiary and $12 million in investments and other assets.

OTHER MATTERS

The Company also announced that its Board of Directors today declared its regular quarterly dividend with respect to its outstanding Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2002. The dividend of U.S. $0.34 per share is payable on June 14, 2002 to shareholders of record on May 31, 2002.

2002 OUTLOOK

The Company anticipates that North American light vehicle production volumes will remain strong in the second quarter of 2002 based on current OEM production schedules. The Company remains cautious about North American light vehicle production volumes in the second half of 2002 due to uncertainty about general economic conditions. In Europe, the Company's results are expected to continue to be impacted by weaker economic conditions. As a result, the Company anticipates a decline in European light vehicle production volumes in 2002 relative to 2001.

For the second quarter of 2002, the Company expects average dollar content per vehicle in North America to range between $420 and $435 and in Europe between $200 and $220. In addition, the Company has assumed that second quarter 2002 light vehicle volumes will be approximately 4.4 million units in North America and 4.2 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, the foregoing volume assumptions and anticipated tooling and other automotive sales, the Company expects its automotive sales for the second quarter of 2002 to be between $2.9 billion and $3.1 billion and diluted earnings per share from operations to be in the range of $1.70 to $1.90.

The Company expects full year 2002 average dollar content per vehicle in North America to range between $430 and $450 and in Europe between $200 and $220. Further, the Company is assuming full year 2002 light vehicle production volumes of approximately 16.0 million units in North America and approximately 16.2 million units in Europe. Based on the assumed levels of production volumes, the increases in average dollar content per vehicle in North America and Europe and anticipated tooling and other automotive sales, the Company expects its automotive sales for the full year 2002 to range from $11.1 billion to $12.0 billion, compared to 2001 automotive sales of $10.5 billion. In addition, diluted earnings per share from operations for 2002 are expected to be in the range of $5.65 to $6.15, compared to 2001 adjusted diluted earnings per share from operations [1] of $5.76 (restated for the new recommendations related to foreign currency translation and adjusted to exclude goodwill amortization).

In addition, the Company expects that full year 2002 spending for fixed assets for its automotive business will be in the range of $650 million to $700 million, compared to $486 million in 2001.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, transmission, fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

---

1 The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts in evaluating the operating performance of the Company. In 2001, net income from operations and diluted earnings per share from operations is based on net income and diluted earnings per share, respectively, as disclosed in the consolidated financial statements, but excludes other income (net of related taxes) of $46 million, and a future income tax recovery of $12 million. 2001 diluted earnings per share from operations also excludes the impact of a $10 million charge to retained earnings related to foreign exchange on the redemption of the 5% Convertible Subordinated Debentures. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian generally accepted accounting principles and is therefore unlikely to be comparable to similar measures presented by other companies.

Magna has approximately 67,000 employees in 174 manufacturing operations and 43 product development and engineering centres in 19 countries.

Magna will hold a conference call to discuss the first quarter results and other developments on Friday, May 10, 2002 at 1:00 p.m. EST. The number to use for this call is 1-888-793-1753. Please call in 10 minutes prior to the conference call. The number for overseas callers is 1-416-641-6443. Magna will also webcast the conference call at www.magna.com. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President, Finance and Chief Financial Officer.

For further information: please contact Vincent Galifi or Louis Tonelli at (905) 726-7100. For teleconferencing questions, please call (905) 726-7103.

This press release may contain forward looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and other factors as set out in the Company's Form 40-F for its financial year ended December 31, 2000 and subsequent SEC filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

[Unaudited]
[United States dollars in millions, except per share figures]

	Three months ended March 31, 2002	March 31, 2001 *[restated see note 2]*
Sales:		
Automotive	**$ 2,872**	$ 2,618
Magna Entertainment Corp.	**249**	245
	3,121	2,863
Automotive costs and expenses:		
Cost of goods sold	**2,362**	2,140
Depreciation and amortization	**99**	100
Selling, general and administrative	**180**	172
Interest expense, net	**1**	1
Equity income	**(4)**	(3)
Magna Entertainment Corp. costs and expenses	**217**	207
Operating income - automotive	**234**	208
Operating income - Magna Entertainment Corp.	**32**	38
Income before income taxes and minority interest	**266**	246
Income taxes	**92**	88
Minority interest	**21**	14
Net income *[note 3]*	**$ 153**	$ 144
Financing charges on Preferred Securities and other paid-in capital	**(9)**	(12)
Net income available to Class A Subordinate Voting and Class B Shareholders	**$ 144**	$ 132
Retained earnings, beginning of period	**2,220**	1,789
Dividends on Class A Subordinate Voting and Class B Shares	**(29)**	(27)
Distribution on transfer of business to subsidiary *[note 4]*	**—**	14
Cumulative adjustment for change in accounting policy *[note 2]*	**(3)**	(2)
Retained earnings, end of period	**$ 2,332**	$ 1,906
Earnings per Class A Subordinate Voting or Class B Share: *[note 3]*		
Basic	**$ 1.73**	$ 1.68
Diluted	**$ 1.65**	$ 1.54
Cash dividends paid per Class A Subordinate Voting or Class B Share	**$ 0.34**	$ 0.34
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:		
Basic	**83.4**	78.5
Diluted	**90.6**	91.5

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]
[United States dollars in millions]

	Three months ended	
	March 31, 2002	March 31, 2001
		[restated see note 2]
Cash provided from (used for):		
OPERATING ACTIVITIES		
Net income	**$ 153**	$ 144
Items not involving current cash flows	**137**	125
	290	269
Changes in non-cash working capital	**80**	18
	370	287
INVESTMENT ACTIVITIES		
Fixed asset additions	**(123)**	(102)
Purchase of subsidiaries	**(1)**	—
Increase in investments and other	**(12)**	(6)
Proceeds from disposition of investments and other	**9**	24
	(127)	(84)
FINANCING ACTIVITIES		
Net repayments of debt	**(53)**	(9)
Repayments of debentures' interest obligations	**(10)**	(10)
Preferred Securities distributions	**(7)**	(7)
Issues of Class A Subordinate Voting Shares	**16**	—
Issues of shares by subsidiaries	**1**	—
Dividends paid to minority interests	**(3)**	(2)
Dividends	**(29)**	(27)
	(85)	(55)
Effect of exchange rate changes on cash and cash equivalents	**(1)**	(18)
Net increase in cash and cash equivalents during the period	**157**	130
Cash and cash equivalents, beginning of period	**890**	620
Cash and cash equivalents, end of period	**$ 1,047**	$ 750

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]
[United States dollars in millions]

	March 31, 2002	December 31, 2001 *[restated see note 2]*
ASSETS		
Current assets		
Cash and cash equivalents	**$ 1,047**	$ 890
Accounts receivable	**1,899**	1,752
Inventories	**859**	842
Prepaid expenses and other	**64**	74
	3,869	3,558
Investments	**87**	88
Fixed assets, net	**3,608**	3,595
Goodwill, net	**258**	259
Future tax assets	**116**	114
Other assets	**293**	287
	$ 8,231	$ 7,901
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	**$ 265**	$ 308
Accounts payable	**1,618**	1,451
Accrued salaries and wages	**243**	228
Other accrued liabilities	**187**	158
Income taxes payable	**81**	62
Long-term debt due within one year	**44**	54
	2,438	2,261
Long-term debt	**242**	244
Debentures' interest obligation	**104**	114
Other long-term liabilities	**88**	85
Future tax liabilities	**289**	274
Minority interest	**459**	441
	3,620	3,419
Shareholders' equity		
Capital stock		
Class A Subordinate Voting Shares [issued: 82,579,679; December 31, 2001 – 82,244,518]	**1,698**	1,682
Class B Shares [convertible into Class A Subordinate Voting Shares] [issued: 1,096,509; December 31 2001 – 1,097,009]	**1**	1
Preferred Securities	**277**	277
Other paid-in capital	**470**	463
Retained earnings	**2,332**	2,217
Currency translation adjustment	**(167)**	(158)
	4,611	4,482
	$ 8,231	$ 7,901

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2001 annual consolidated financial statements, except as described in note 2.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2002 and the results of operations and cash flows for the three month periods ended March 31, 2002 and 2001.

2. Accounting Changes

[a] In December 2001, The Canadian Institute of Chartered Accountants ["CICA"] amended Handbook Section 1650 "Foreign Currency Translation". Effective January 1, 2002, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.

The retroactive changes to the consolidated statement of income for the three month period ended March 31, 2001 are as follows:

Increase in selling, general and administrative	$ 5
Decrease in operating income – automotive	(5)
Decrease in income taxes	(2)
Decrease in net income	$ (3)
Decrease in earnings per Class A Subordinate Voting or Class B Share:	
Basic	$ (0.04)
Diluted	$ (0.03)

The retroactive changes to the consolidated statement of cash flows for the three month period ended March 31, 2001 are as follows:

Decrease in net income	$ (3)
Increase in items not involving current cash flows	$ 3

The retroactive changes to the consolidated balance sheet as at December 31, 2001 are as follows:

Decrease in other assets	$ (5)
Decrease in future tax liabilities	$ (2)
Decrease in retained earnings	$ (3)

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[b] In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ["CICA 1581"] and Handbook Section 3062, "Goodwill and Other Intangible Assets" ["CICA 3062"]. CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. The Company expects to perform the initial assessment of the impairment test for goodwill by June 30, 2002. If this initial assessment indicates potential impairment, a final assessment of goodwill impairment must be completed by December 31, 2002 and any writedown would be charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings. The Company has performed the required impairment test for indefinite life intangibles, represented by racing licenses held by Magna Entertainment Corp. ["MEC"] and has determined that no impairment charge is required.

CICA 3062 also requires the application of the non-amortization rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period *[see note 3]*.

[c] In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three month period ended March 31, 2002 *[see note 6]*.

3. Goodwill and Other Assets

In accordance with the new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. On an adjusted basis, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share at March 31, 2001 would have been as follows:

Net income as reported	$ 144
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	4
Adjusted net income	$ 148
Basic earnings per share as reported	$ 1.68
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	0.05
Adjusted basic earnings per share	$ 1.73
Diluted earnings per share as reported	$ 1.54
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	0.04
Adjusted diluted earnings per share	$ 1.58

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4. Distribution on Transfer of Business to Subsidiary

In January 2001, Decoma International Inc. ["Decoma"] purchased Magna Exterior Systems ["MES"] and the remaining 60% of Decoma Exterior Trim ["DET"] owned by Magna. The aggregate purchase price paid by Decoma was $203 million which was satisfied in cash by $3 million, through the issuance of 8,333,333 Decoma Class A Subordinate Voting Shares and 2,000,000 5.75% convertible, redeemable and retractable Decoma preferred shares. In addition, Decoma assumed the debt of MES and DET owing to the Company which totalled $220 million at the closing date. Given that the proceeds received from Decoma exceeded the net book value of the Company's investment in MES and DET on the transaction date, the minority interest portion of such excess has been recorded as a distribution on the transfer of MES and DET to Decoma. Such distribution also includes the effect of the increase in Magna's equity interest in Decoma as a result of this transaction, from approximately 89% to approximately 91%. The distribution on the transfer of MES and DET to Decoma has been recorded in the consolidated retained earnings of the Company.

5. Capital Stock

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at March 31, 2002 were exercised:

Class A Subordinate Voting and Class B Shares outstanding at March 31, 2002	83.7
4.875% Convertible Subordinated Debentures [based on holders' conversion option]	6.5
Stock options	3.4
	93.6

The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

6. Stock Based Compensation

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5%
Expected dividend yield	1.45%
Expected volatility	24%
Expected time until exercise	4 years

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

For purposes of proforma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three months ended March 31, 2002 would have been as follows:

Proforma net income	$ 146
Proforma earnings per Class A Subordinate Voting or Class B Share	
Basic	$ 1.65
Diluted	$ 1.57

The weighted average fair value of options granted during the period is as follows:

Weighted average fair value of options granted during the period	$ 15.73

7. Commitments and Contingencies

[a] On March 11, 2002, the Company's Magna Steyr group entered into an agreement with DaimlerChrysler to acquire the Eurostar vehicle assembly facility in Austria. The purchase price of the acquisition will be satisfied by the payment of euro 90 million in cash plus additional contingent consideration, to a maximum of euro 20 million, that may become payable depending on the outcome of certain future events. The transaction is expected to close in the third quarter of 2002, subject to certain conditions, including the receipt of regulatory approvals.

[b] On March 6, 2002, MEC entered into an agreement with Lone Star Race Park, Ltd. And LSJC Development Corporation to acquire substantially all the operations and related assets of Lone Star Park at Grand Prairie, a Thoroughbred and American Quarter Horse racetrack located near Dallas, Texas. The acquired assets include the rights under a long-term lease of Lone Star park and a related purchase option exercisable at termination of the lease in 2027. The purchase price of the acquisition will be satisfied by the payment of $80 million in cash and the assumption of certain liabilities, including the Lone Star Park capital lease obligation of approximately $19 million, subject to usual adjustments at closing. The transaction is expected to close in the second quarter of 2002, subject to certain conditions, including the receipt of regulatory approvals.

8. Subsequent Events

[a] On April 10, 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of approximately $143 million. Magna expects to incur a loss of approximately $10 million from its ownership dilution on the issue.

[b] On May 2, 2002, the Company announced that it intends to redeem on June 6, 2002 all of the outstanding 4.875% Convertible Subordinated Debentures ["Debentures"]. Approximately $480 million principal amount of Debentures are outstanding. The Debentures are convertible at the option of the holder into Class A Subordinate Voting Shares at a conversion price of $74.27 per share before June 6, 2002. Any Debentures outstanding on June 6, 2002 will be redeemed at a redemption price, including accrued and unpaid interest, of $1,015.0313 per $1,000 principal amount of Debentures by issuing 13.6477 Class A Subordinate Voting Shares for each $1,000 principal amount of Debentures outstanding, including accrued and unpaid interest thereon to June 5, 2002. A maximum of approximately 6.6 million Class A Subordinate Voting Shares will be issued by the Company in connection with the redemption / conversion of the Debentures.